GARY B. WOLFF, P.C.
COUNSELOR AT LAW	488 Madison Avenue Suite 1100 New York, New York 10022
Tel: (212) 644-6446 Fax: (212) 644-6498 Email: wolffpc@nyc.rr.com

July 16, 2012

Kevin Stertzel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

HPC POS System Corp. (the “Company”)

File No.: 0-54380

Dear Mr. Stertzel:

This letter follows-up our conversation on July 13, 2012 in which it was agreed that the Company will have a ten business day extension, until July 27, 2012, to provide you with a response to your letter dated July 2, 2012.

Sincerely,

/s/ Gary B. Wolff

Gary B. Wolff

cc:

HPC POS System Corp.